SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 26 July 2005

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Appointment of Ms N V Fakude as Executive Director

Sasol Limited
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")

Appointment of Ms N V Fakude as Executive Director

Sasol is pleased to announce the appointment of Ms Nolitha
Fakude as an executive director with effect from 1 October
2005. Ms Fakude will assume responsibility for the world-wide
Human Resources and Strategy functions of the Group. She will
be a member of both the Sasol Limited Board and the Group
Executive Committee and will be appointed as a director of
various Group companies and divisions.

Ms Fakude has a highly successful career history in human
resources management, transformation and empowerment matters,
corporate affairs and general business. She is currently a
member of the group executive committee at Nedbank. She is
also a director of Woolworths Holdings, Harmony Gold Mining
and the non-executive President of the Black Management Forum
(BMF).

Newly appointed Chief Executive of Sasol, Pat Davies, says "On
behalf of the members or our Board, my colleague Trevor Munday
and members of the Group Executive Committee, as well as all
the people of Sasol, I welcome Nolitha as an Executive
Director. She is ideally equipped and qualified to assume her
new responsibilities and we are delighted that she is joining
us. We are confident she will have a very positive impact in
the portfolios for which she is responsible and that she will
play a prominent and influential role in advancing our
transformation ambitions at Sasol. We are keenly looking
forward to working with her."

Davies added "Further senior appointments of black leaders
into the upper structures of Sasol can be anticipated in due
course."

26 July 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary)
Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 July 2005

By: /s/   N L Joubert
       Name: Nereus Louis Joubert
       Title: Company Secretary